Exhibit 99.1
Hermitage Offshore Services Ltd. Announces Financial Results for the First Quarter of 2020
Hamilton, Bermuda, June 4, 2020.
Hermitage Offshore Services Ltd., ("Hermitage Offshore" or the "Company") announces its financial results for the three months ended March 31, 2020.
A reverse asset acquisition in April 2019 resulted in a change in the basis of accounting for the Company. As a result, the financial information presented for the three months ended March 31, 2020 and 2019 is not directly comparable.
Results for the three months ended March 31, 2020 and 2019
For the three months ended March 31, 2020 (Successor, as defined below in the section entitled 'Reverse acquisition') the Company’s net loss was $6.8 million, or $0.25 basic and diluted loss per share (based on 27,343,723 weighted average shares outstanding).
For the three months ended March 31, 2019 (Predecessor, as defined below in the section entitled 'Reverse acquisition') the Company’s net loss was $7.2 million, or $0.98 basic and diluted loss per share (based on 7,374,034 weighted average shares outstanding).
There are 31,330,232 common shares outstanding as of the date of this press release.
Market conditions
The outbreak of the novel coronavirus ("COVID-19") coupled with the abrupt deterioration in the price of crude oil has resulted in a significant reduction of both current and planned capital expenditure outlays from major oil producers throughout the world. Consequently, the markets in which the Company's vessels operate, particularly in the North Sea, have come under significant pressure in the form of reduced spot market rates and utilization, higher lay-up activity, and contract cancellations and renegotiations.
In light of these adverse market conditions, and as previously disclosed in the Company's 2019 annual report on Form 20-F, the Company has engaged financial advisors to provide consultation and has commenced discussions with its lenders.   These circumstances give rise to substantial doubt about the Company’s ability to continue as a going concern.
Summary of first quarter of 2020 and other recent events

•	During the first quarter of 2020, the Company’s average daily rates and utilization were as follows:

	Average dayrates on-hire	Average utilization	Average effective dayrates
PSVs (1)	$10,430	80.2%	$8,370
AHTS vessels (2)	$9,000	100.0%	$9,000
Crew Boats	$2,446	45.7%	$1,118

(1)
An aggregate of 120 off-hire days were incurred for engine overhauls, flag changing, and other repairs on certain of the Company's platform supply vessels ("PSVs") during the first quarter of 2020. There were no vessels in lay-up during the first quarter of 2020.

(2)	As used herein, the term "AHTS vessels" refers to anchor handling tug supply vessels.

•	Below is a summary of the average effective dayrates and duration of charters for the Company’s vessels that have been fixed thus far in the second quarter of 2020 as of the date hereof:

	Average effective dayrates	Available days covered
PSVs (1)	$7,200	90%
AHTS Vessels	$9,000	100%
Crew Boats	$1,000	75%

(1)
Three of the Company's PSVs were put into warm lay-up during the second quarter of 2020, one of which, Hermit Horizon, was reactivated from warm lay-up in late May 2020 to commence its term charter contract. The Company expects an aggregate of 184 days in lay-up for all three vessels for the second quarter of 2020. Days in lay-up are not considered part of the available days.

•
In January 2020, the Company completed the refinancing of its $132.9 million credit facility with DNB Bank ASA and Skandinaviska Enskilda Banken AB (publ) (the "Initial Credit Facility") with a new $132.9 million credit facility (the "New Term Loan Facility"). The terms and conditions of the New Term Loan facility are described below.

•
In January 2020, the Company executed an equity line of credit with Scorpio Services Holding Limited ("SSH"), a related party which, at that time, provided for up to $15 million to be available to the Company in exchange for its common shares priced at 0.94 multiplied by the then-prevailing five-day trailing daily volume weighted average price (the "New Equity Line of Credit"). The Company is precluded from issuing shares under the New Equity Line of Credit if the price of the Company’s common stock (calculated on a daily volume weighted average basis over the preceding five days) is below $0.60 per share.

•
In March 2020, the Company issued 5,668,317 common shares under the New Equity Line of Credit for $0.88210 per share and aggregate net proceeds of approximately $5.0 million. As of the date of this release, approximately $10.0 million remains available to the Company under the New Equity Line of Credit, subject to the aforementioned minimum price requirement.

Fleet list and employment update
Set forth below is the Company's fleet list along with an update on the long-term employment of each vessel as of the date of this press release. For purposes of the below table, only contracts with periods of three months or greater have been presented.

	Vessel Name	Vessel Type	Built	Employment	Term contract rate per day (USD) (1)	Contract begin date	Contract end date	Underlying contract denomination

	PSV
1	Hermit Fighter	PSV	2012	Term Charter	$7,935	25-May-20	25-Aug-20	GBP
2	Hermit Prosper	PSV	2012	Warm lay-up
3	Hermit Power	PSV	2013	Term Charter	$13,225	07-Dec-19	07-Dec-20	GBP
4	Hermit Thunder	PSV	2013	Spot
5	Hermit Guardian	PSV	2013	Spot
6	Hermit Protector	PSV	2013	Spot
7	Hermit Viking	PSV	2015	Term Charter	$7,242	13-Dec-18	13-Dec-20	GBP
8	Hermit Storm	PSV	2015	Warm lay-up
9	Hermit Galaxy	PSV	2016	Term Charter	$14,812	26-May-20	01-Dec-20	NOK
10	Hermit Horizon	PSV	2016	Term Charter	$14,812	27-May-20	01-Dec-20	NOK

	AHTS
11	Hermit Brilliance	AHTS	2009	Term Contract	$9,000	01-Jan-16	31-Dec-20	USD
12	Hermit Baron	AHTS	2009	Term Contract	$9,000	01-Jan-20	07-Jul-20	USD

	Crew Boats
13	Petrocraft 1605-1	Crew Boat	2012	Term Contract (2)	$2,400	20-Sep-19	17-Jan-21	USD
14	Petrocraft 1605-2	Crew Boat	2012	Spot
15	Petrocraft 1605-3	Crew Boat	2012	Spot
16	Petrocraft 1605-5	Crew Boat	2013	Spot
17	Petrocraft 1605-6	Crew Boat	2013	Spot/ Term Contract (3)	$2,400	01-Jul-20	01-Oct-20	EUR
18	Petrocraft 2005-1	Crew Boat	2015	Spot/ Term Contract (3)	$2,734	01-Jul-20	01-Jul-21	USD
19	Petrocraft 2005-2	Crew Boat	2015	Spot/ Term Contract (3)	$2,734	01-Jul-20	01-Jul-21	USD
20	Petrocraft 1905-1	Crew Boat	2019	Term Contract	$2,400	04-Mar-19	18-Jan-21	USD
21	Petrocraft 1905-2	Crew Boat	2019	Term Contract	$2,400	04-Mar-19	18-Jan-21	USD
22	Petrocraft 1905-3	Crew Boat	2019	Term Contract	$2,400	04-Mar-19	18-Jan-21	USD
23	Petrocraft 1905-4	Crew Boat	2019	Term Contract	$2,400	04-Mar-19	18-Jan-21	USD

(1)	Contracts denominated in GBP, NOK and EUR have been converted using spot rates in effect as of June 3, 2020.

(2)	This vessel is currently off-hire for repairs, which are expected to be completed once the COVID-19 related restrictions in West Africa have been lifted and the necessary equipment can be delivered.

(3)	The commencement date of this contract is estimated and is contingent upon the lifting of the COVID-19 related travel restrictions in West Africa and each vessel's crew can be mobilized.

Liquidity
As of June 3, 2020, the Company had $8.4 million in cash and cash equivalents.
As discussed above, in January 2020, the Company executed the New Equity Line of Credit with SSH, a related party, which, at that time, provided for up to $15 million to be available to the Company. In March 2020, 5,668,317 common shares were issued under the New Equity Line of Credit for $0.88210 per share and aggregate net proceeds of approximately $5.0 million
Under the terms of the New Equity Line of Credit, the Company is precluded from issuing shares under the New Equity Line of Credit if the price of the Company’s common stock (calculated on a daily volume weighted average basis over the preceding five days) is below $0.60 per share. The Company’s share price has recently fallen, and continues to trade, below this threshold.
Drydock, capital expenditure, and operations update
During the first quarter of 2020:

•	Two PSVs underwent engine overhauls during the first quarter of 2020 for aggregate costs of approximately $0.2 million and an aggregate of 30 off-hire days.

•
Two PSVs were reflagged from the UK sector to the Norwegian sector and one PSV was reflagged from the Norwegian sector to the UK sector. This reflagging process resulted in an aggregate of approximately 65 off-hire days and additional costs relating to the reflagging process (which included crewing and technical manager changes).

•
Additionally, during the first quarter of 2020, the Company also paid approximately $2.2 million of previously accrued capital expenditures relating to drydocks that occurred during the fourth quarter of 2019.

During the second quarter of 2020, two of the Company's vessels were off-hire for approximately 50 days to install shore power equipment, which will enable these vessels to utilize shore based electrical supply while in port in Norway. The aggregate costs for these installations, after the expected receipt of government subsidies, are approximately $0.1 million.
An additional vessel is scheduled for shore power installation and an engine overhaul during the third quarter of 2020.
No other special surveys and/or engine overhauls are scheduled for the second or third quarters of 2020
New $132.9 Million Term Loan Facility with DNB and SEB
In January 2020, the Company closed on the refinancing of the Initial Credit Facility with the New Term Loan Facility. The New Term Loan facility is collateralized by our ten PSVs and 11 crew boats and bears interest at LIBOR plus a margin of 3.50% through December 2021, LIBOR plus a margin of 4.50% from December 2021 through December 2022 and LIBOR plus a margin of 5.50% from December 2022 through the maturity date of December 2023 for an overall effective margin of approximately 4.2% (the margin in all periods can be reduced if the Company meets certain Net Debt to EBITDA thresholds). The New Term Loan Facility is repayable in equal, semi-annual installments of $7.5 million beginning in December 2021 with a balloon payment due upon the maturity date of December 6, 2023.
The New Term Loan Facility contains financial and restrictive covenants, as summarized below:

•
Cash and cash equivalents shall at all times be equal to or greater than $500,000 per vessel above 2,500 DWT. The Company’s two AHTS vessels and 11 crew boats are excluded from this definition. Accordingly, the minimum liquidity under the New Term Loan Facility is $5 million based on the Company's fleet as of the date of this press release;

•
The ratio of net debt (defined as total debt less cash) to total capitalization (defined below) shall be no greater than 0.70 to 1.00 from the date that the New Term Loan Facility was executed through December 31, 2020 and 0.65 to 1.00 thereafter through the maturity date of December 6, 2023. Undrawn amounts available under the New Equity Line of Credit are included as part of the definition of total capitalization (defined as total debt plus equity plus amounts available under the New Equity Line of Credit);

•	Current assets shall at all times exceed current liabilities less the current portion of the long term liabilities;

•
The aggregate fair market value of the vessels collateralized under the New Term Loan Facility shall at all times be at least 115% of the aggregate outstanding principal amount until December 7, 2021, 125% of the aggregate outstanding principal amount until December 7, 2022, and 130% at all times thereafter; and

•	The Company is restricted from paying dividends for 24 months following the date of the execution of the New Term Loan Facility.
The New Term Loan Facility also contains customary events of default, including cross default provisions and a subjective acceleration clause under which the debt could become due and payable in the event of a material adverse change in the Company’s business.
The Company was in compliance with the financial covenants under the New Term Loan Facility as of March 31, 2020.
Debt
The following table sets forth the principal balance of the Company’s debt outstanding:

	As of
In thousands of U.S. dollars	March 31, 2020	June 4, 2020
New Term Loan Facility	$132,905	132,905
DVB Credit Facility	9,000	9,000
	$141,905	$141,905
The Company was in compliance with the financial covenants under its credit facilities as of March 31, 2020.

Hermitage Offshore Services Ltd. and Subsidiaries
Condensed Consolidated Statements of Income or Loss
(unaudited)

	Three months ended
	March 31, 2020* (Successor)	March 31, 2019** (Predecessor)
Amounts in thousands of USD

Charter revenue - PSVs	$8,082	$4,561
Charter revenue - AHTS vessels	1,658	—
Charter revenue - Crew Boats	1,133	—
Total charter revenue	10,873	4,561

Vessel operating expenses	(10,139)	(5,904)
Voyage expenses	(355)	(392)
General and administrative expenses	(1,421)	(1,144)
Depreciation	(3,044)	(2,026)
Total operating expenses	(14,959)	(9,466)
Operating loss	(4,086)	(4,905)

Interest income	9	19
Financial expenses	(2,115)	(2,357)
Other expense / (income), net ***	(645)	30
Total other costs	(2,751)	(2,308)
Income taxes	—	—
Net loss	$(6,837)	$(7,213)

Basic and diluted loss per share	(0.25)	(0.98)

Basic and diluted weighted average number of common shares outstanding	27,343,723	7,374,034

*
Reflects the financial results of the Company subsequent to the Transaction (which is defined below under the section entitled 'Reverse acquisition'), and therefore the results for the three months ended March 31, 2020 reflect a fleet of 10 PSVs, two AHTS vessels and 11 crew boats. Under U.S. GAAP, the basis of accounting changed as a result of the Transaction since it was accounted for as a reverse acquisition of assets. Therefore, this period is not directly comparable to the same period in the prior year.

**	Reflects the financial results of the Company for the historical periods prior to the Transaction which reflect a fleet of 10 PSVs.

***	Includes a $0.6 million foreign currency loss that was recorded due to the weakening of the Norwegian Kroner and British Pound against the U.S. Dollar during the three months ended March 31, 2020.

Hermitage Offshore Services Ltd. and Subsidiaries
Condensed Consolidated Balance Sheets
(unaudited)

	As of:
	March 31, 2020 (Successor)	December 31, 2019 (Successor)
Amounts in thousands of USD

Cash and cash equivalents	$10,810	$12,681
Accounts receivable	8,634	8,381
Prepaid expenses	869	427
Fuel, lube oil, and consumables	2,334	1,808
Other current assets	656	406
Total current assets	23,303	23,703
Vessels, net	175,605	178,206
Total non-current assets	175,605	178,206
Total assets	$198,908	$201,909

Accounts payable	$3,792	$4,192
Accounts payable, related party	245	916
Other current liabilities	2,592	2,768
Current portion of long-term debt	414	207
Total current liabilities	7,043	8,083
Long-term debt	141,575	141,698
Total non-current liabilities	141,575	141,698
Shareholders' equity	50,290	52,128
Total liabilities and shareholders' equity	$198,908	$201,909

The Company has performed an impairment assessment at March 31, 2020, including obtaining independent broker valuations for all of the vessels in its fleet and performing undiscounted cash flow analyses taking into account the changes in market conditions since March 2020. This assessment did not result in an impairment charge being recorded.

Hermitage Offshore Services Ltd. and Subsidiaries
Other operating data for the three months ended March 31, 2020 and 2019 (unaudited)

	For the three months ended March 31,
	2020 (Successor)	2019 (Predecessor)

Adjusted EBITDA (1)	$(1,186)	$(2,879)

PSVs
Average dayrates per on-hire day (2)	$10,430	$8,863
Utilization rate % (3)	80.2%	73.1%
Effective dayrates (4)	$8,370	$6,481

Vessel operating expenses per day (5)	$8,422	$6,560

Average number of active vessels	10.0	7.1
Average number of vessels in lay-up	—	2.9
Average number of vessels	10.0	10.0

AHTS vessels
Average dayrates per on-hire day (2)	$9,000	N/A*
Utilization rate % (3)	100.0%	N/A*
Effective dayrates (4)	$9,000	N/A*

Vessel operating expenses per day (5)	$6,670	N/A*

Average number of active vessels	2.0	N/A*
Average number of vessels in lay-up	—	N/A*
Average number of vessels	2.0	N/A*

Crew Boats
Average dayrates per on-hire day (2)	$2,446	N/A*
Utilization rate % (3)	45.7%	N/A*
Effective dayrates (4)	$1,118	N/A*

Vessel operating expenses per day (5)	$1,344	N/A*

Average number of vessels	11.0	N/A*

*
The other operating data for these vessels is presented from the Transaction date (as defined below under the section entitled 'Reverse acquisition'). Therefore, operating results for these vessels is not presented for the three months March 31, 2019.

(1)	See Non-GAAP Measures section below.
(2)
Average dayrates are calculated by subtracting voyage expenses, including bunkers and port charges, from charter revenue and dividing the net amount by the number of on-hire days in the period. On-hire days are the number of available days less the number of days the vessel is off-hire. Available days are the number of calendar days in a period less the number of days the vessel is laid-up.

(3)	Utilization rates are determined by the dividing the number of on-hire days by the total number of available days (including off-hire days and unutilized days) in the period.
(4)	Effective dayrates represent the average day rate multiplied by the utilization rate for the respective period.
(5)
Vessel operating costs per day represent vessel operating costs divided by the number of operating days during the period. Operating days are the total number of days (including off-hire days and days in lay-up) in a period. Vessel operating expenses are lower while a vessel is in lay-up. There were no vessels in lay-up during the three months ended March 31, 2020. Vessel operating expenses were higher during the three months ended March 31, 2020 due to technical manager and flag changes that took place for three of the PSVs during the period. There was an aggregate of 259 days, during which certain PSVs were in lay-up during the three months ended March 31, 2019, which resulted in lower vessel operating expenses for that period.

About the Company
Hermitage Offshore Services Ltd. is an offshore support vessel company that owns 23 vessels consisting of 10 platform supply vessels, or PSVs, two anchor handling tug supply vessels, or AHTS vessels, and 11 crew boats. The Company’s vessels primarily operate in the North Sea or the West Coast of Africa. Additional information about the Company is available at the Company's website www.hermitage-offshore.com, which is not a part of this press release.

Reverse acquisition
Accounting treatment arising from the April 2019 acquisition of assets from SOHI
In April 2019, the Company acquired 13 vessels consisting of two AHTS vessels and 11 crew boats from Scorpio Offshore Holding Inc. ("SOHI"), a related party, in exchange for 8,126,219 common shares of the Company. The assets acquired in this transaction are collectively referred to as the "SOHI Assets", and the transactions to acquire the SOHI Assets, and assumption of the related indebtedness, are referred to as the "Transaction".
As a result of the Transaction, SOHI and its affiliated entities, which are part of the Scorpio group of companies (collectively referred to as "Scorpio"), obtained a controlling voting interest in the Company.  Accordingly, under the relevant accounting guidance, Scorpio was identified as the accounting acquirer of the Company, and the Transaction is considered to be a reverse acquisition.  Moreover, the Company determined that the Transaction constitutes a reverse acquisition of assets rather than a reverse business combination.  The implications of this determination can be summarized as follows:

•	The SOHI Assets of Scorpio, as the accounting acquirer, were recorded at their historical carrying values.

•
The theoretical cost of the reverse acquisition was determined based on the price of the Company’s common shares on the date of the Transaction and was allocated to the Company's pre-Transaction assets and liabilities on a relative fair value basis.

•
Under the applicable accounting guidance, a reverse asset acquisition results in a change in the basis of accounting on the Transaction date. As a result, the financial information presented herein for the three months ended March 31, 2020 and 2019 is not directly comparable.

Since it has been determined that the Transaction constitutes an acquisition of assets, the historical financial information prior to the date of the Transaction presented herein (and in future reports and filings) will continue to reflect that of the Company prior to the Transaction rather than that of the SOHI Assets as would be required in a business combination. The results from the operations and cash flows of the SOHI Assets are included only in the Company's financial information from the Transaction date.
Accordingly, the Company's pre-Transaction financial information is presented for periods as of and for the three months ended March 31, 2019 (Predecessor).
Non-GAAP Measures
This press release describes adjusted EBITDA. The presentation of adjusted EBITDA is not a measure prepared in accordance with U.S. GAAP ("Non-GAAP" measures). The Non-GAAP measures are presented in this press release as we believe that they provide investors and other users of the Company’s financial statements, such as its lenders, with a means of evaluating and understanding how the Company's management evaluates the Company's operating performance. These Non-GAAP measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with U.S. GAAP.
The Company believes that the presentation of adjusted EBITDA is useful to investors or other users of its financial statements, such as its lenders, because it facilitates the comparability and the evaluation of companies in the Company’s industry. In addition, the Company believes that adjusted EBITDA is useful in evaluating its operating performance compared to that of other companies in the Company’s industry. The Company’s definition of adjusted EBITDA may not be the same as reported by other companies in the offshore support vessel industry or other industries.

Reconciliation of Net Loss to Adjusted EBITDA

	For the three months ended March 31,
	2020 (Successor)	2019 (Predecessor)
Amounts in thousands of USD
Net loss	(6,837)	(7,213)
Interest income	(9)	(19)
Financial expenses	2,115	2,357
Other expense / (income), net	645	(30)
Amortization of acquired time charters	(144)	—
Depreciation	3,044	2,026
Adjusted EBITDA	(1,186)	(2,879)

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "expect," "anticipate," "estimate," "intend," "plan," "target," "project," "likely," "may," "will," "would," "could" and similar expressions identify forward‐looking statements.
The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.
Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the offshore support vessel ("OSV") market, changes in charter hire rates and vessel values, demand in OSVs, the length and severity of the recent novel coronavirus (COVID-19) outbreak, the results of the Company's discussions with its lenders, the Company’s operating expenses, including bunker prices, dry docking and insurance costs, governmental rules and regulations or actions taken by regulatory authorities as well as potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the availability of financing and refinancing, vessel breakdowns and instances of off-hire and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.
Contacts:

Hermitage Offshore Services Ltd.
+ 377 9798 5717 (Monaco)
+ 1 646 432 3315 (New York)
Web-site: www.hermitage-offshore.com